EXHIBIT 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

YEAR ENDED MARCH 31, 2012

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Forward Looking Statements		3
Cautionary Note to United States Investors Concerning Mineral Reserves And Resources		4
1.1	Date of Management Discussion and Analysis	4
1.2	Overview	4
1.21	Nuevo Milenio Silver – Gold Project, Mexico	6
1.22	Blueberry Property, Manitoba	11
1.23	Wine Nickel-Copper Property, Manitoba	13
1.24	Stephens Lake And Stephens Trout Properties, Manitoba	13
1.25	Goldsmith and Other Properties, British Columbia	13
1.3	Results of Operations	14
1.4	Summary of Quarterly Results	17
1.5	Liquidity and Capital Resources	18
1.6	Off Statement of Financial Position Arrangements	19
1.7	Transactions with Related Parties	19
1.8	Critical Accounting Estimates and Judgments	20
1.9	Changes In Accounting Policies	21
1.10	Internal Controls Over Financial Reporting	23
1.11	Financial Instruments and Other Instruments	24
1.12	Risks and Uncertainties	26
1.13	Additional Disclosure for Venture Issuers without Significant Revenue	29
1.14	Outstanding Share Data	29

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

This document constitutes Management’s Discussion and Analysis as amended from the version filed on SEDAR July 30, 2012 (“MD&A”) of the financial and operational results of Cream Minerals Limited (“Cream” or the “Company”) for the year ended March 31, 2012.  This MD&A supplements, but does not form part of the consolidated financial statements of the Company, and should be read in conjunction with the annual audited consolidated financial statements of Cream for the years ended March 31, 2012 and 2011.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

On April 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”).  Prior to the transition, the Company prepared its interim and annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  The consolidated financial statements as at and for the year ended March 31, 2012, which are discussed in this MD&A, including all comparative financial information contained in the statements which has been restated from CGAAP, are the first audited consolidated financial statements the Company has prepared in accordance with IFRS.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995.  “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization, geological merits and estimated mineral resources of the Nuevo Milenio project and the Company's other exploration projects, statements about the Company’s review of strategic alternatives to maximize shareholder value and the appointment of an Independent Committee, as well as the Company's future plans, objectives, business strategy, budgets, projected costs, financial results, and requirements for additional capital.  In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on assumptions regarding future events and other matters and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Assumptions on which forward-looking information in this MD&A is based include the assumptions underlying mineral resource estimates, as disclosed herein and in the technical reports supporting such disclosure, the assumption that strategic alternatives are available to the Company, the assumption that Cream will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  Risks and uncertainties  include, among others:  inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; the possibility that no strategic alternatives will be available to the Company; reduction in future prices of precious metals; currency fluctuations; accidents, labor disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; and competition and loss of key employees.  Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation.  Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

This MD&A uses the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.  Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category.  Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary assessment” as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

1.1	DATE OF THE MD&A

The MD&A was approved by the Board of Directors on August 3, 2012.

1.2	OVERVIEW

Cream is a junior resource company engaged in the exploration and development of a silver-gold property in Mexico.  The Company maintains a portfolio of four additional early stage exploration properties in Canada.  Cream was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia.

The Company’s business strategy is to acquire early stage silver and gold properties and advance them.  Cream’s property in Mexico, the 100% owned Nuevo Milenio silver-gold project (“Nuevo Milenio”), is

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012 the Company’s primary project.  Additionally, Cream has a portfolio of four mineral properties in Canada, in which the Company either has a 100% interest or has optioned, as well as a joint interest in a fifth Canadian property.  Cream maintains its corporate office in Vancouver, BC, an administrative office in Durango, Durango State Mexico and a field office in Tepic, Nayarit State Mexico.  Cream has a Mexican subsidiary, Cream Minerals de Mexico, S.A. de CV.

The Company’s common shares trade on the TSX Venture Exchange, the OTC Bulletin Board and the Frankfurt Exchange.

Cream’s consolidated loss for the three months ended March 31, 2012 (“Q4 2012”) was $535,927 or $0.00 per share compared to Cream’s consolidated loss of $3,023,407 or $0.04 per share in the three months ended March 31, 2011 (“Q4 2011”).

Cream’s consolidated loss for the year ended March 31, 2012 was $4,883,290 or $0.03 per share compared to Cream’s consolidated loss of $4,605,246 or $0.06 per share for the year ended March 31, 2011.

Following completion of a drill program comprising 20,292 metres of in-fill and exploration drilling at the Company's Nuevo Milena project during 2011, the Company engaged an independent consulting firm to prepare an updated independent NI 43-101-compliant resource estimate incorporating all historical exploration data as well as the 2011 data. Dr. Derek McBride prepared the 2012 mineral resource estimate for Nuevo Milenio and has supervised the preparation of information of a scientific or technical nature, contained in this MD&A.

Dr. Derek McBride P.Eng., has noted that “Nuevo Milenio is a property of merit”.  The property contains a minimum of seven mineralized zones; previous drilling has provided resources on four and indicated significant targets on all.  The 2011 drill program provided a new resource on the Once Bocas South zone which had not previously been drilled.  All the mineralized zones with significant data suggest that the best mineralization occurs within 100 metres of surface and forms hills. In addition there are several other known targets that have exploration potential.

Drilling on Dos Hornos 1 intercepted blind and semi blind veins that were first cut in 2003. The veins appear to run parallel to Dos Hornos 1 and Once Bocas North. This area could represent a transitional zone and has been named the Northern Transitional Zone. Values returned were in the 40 g/t silver to 50 g/t range. At this time this zone is viewed as a new exploration target at Nuevo Milenio and further drilling is required to better understand this area.

Drilling on Dos Hornos 2 also intercepted blind and semi-blind veins first cut in 2003. These veins appear to run parallel to Dos Hornos 2 and Once Bocas North. This area could also represent a transitional zone and has been named the Southern Transitional Zone. Assay values retuned were in excess of 300 g/t silver and 700 g/t silver for each sample taken over one metre.  This defines a new exploration target at Nuevo Milenio. Further drilling is required to better understand this area.

Exploration drilling was conducted at Once Bocas South for the first time in 2011. The drilling identified a zone with dimensions of 230 metres in length and 100 metres in width. Two areas of mineralization were intercepted, one situated on top of the other. The zone closer to surface generally returned good values and demonstrated reasonable continuity. In 2008 surface mapping identified a strike length of 600 metres leaving a further 370 metres to be drilled. Initial impressions appear to indicate Once Bocas South has open pit potential. However, additional drilling of the current zone and the remaining 370 metres is required to confirm this interpretation.

Exploration drilling was conducted on Veta Olvidada for the first time in 2011 with the exception of one

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012 drill hole at the south east extension drilled in 2003.  The north west portion showed signs of leaching and oxidation. Assay values returned in the north west section were generally low, however values did improve to the south east with higher grade assay values being returned at the south east extension. Initial impressions are that Veta Olvidada may have open pit potential in the south east portion however additional drilling is required to confirm this. Veta Olvidada is open along strike to the north west and to the south east.

The identification of the Northern Transitional Zone and the Southern Transitional Zone combined with previous ground based exploration work has raised the possibility of a zone parallel to the Dos Horns-Veta Tomas Zone. Considerable exploration work will be required to determine if this is the case.

On Veta Tomas one drill hole was drilled at 180 degrees to the strike of Veta Tomas. The drill hole cut a zone 72 metres in width. It is a blind zone of silver and gold mineralization associated with quartz veins and quartz stock work overlain by rhyolite flows. Structural considerations suggest the structure may be a fault segment of Dos Hornos 2 however additional drilling is required to define the structure and confirm this initial interpretation. This is an important exploration target.

Ground based exploration and trenching in the vicinity of Dos Pinos identified two east west trending structures. In addition a north west south east structure was identified. It is on strike with Dos Hornos 2 and is over 500 metres on strike to the south east. Considerable work will be required to determine if this structure is an extension of Dos Hornos 2 or a separate structure.

In 2008 a structure originating near the south east extension of Veta Tomas containing colonial trenches and colonial shafts was identified. Surface work conducted in 2008 including surface mapping identified a strike length of 500 metres on strike to the south east. Following the conclusion of the 2011 drill program samples taken from the colonial trenches and shafts have returned good values. At this time the structure is believed to be an extension of Veta Tomas and is considered to be an exploration target.

The Board of Directors has initiated a review of Cream’s strategic alternatives intended to maximize shareholder value. A Special Committee of independent directors (“the Special Committee”) has been appointed.

Mexico Property

1.21           Nuevo Milenio Silver-Gold Project, Mexico

The 100% owned Nuevo Milenio encompasses 2,560 hectares (Ha) and is located in Nayarit State, Mexico.  Nuevo Milenio is 27 kms driving distance (24 kms by highway and paved secondary roads, 3 kms by dirt road) from Tepic, the capital of Nayarit State.  Tepic is an important commercial centre with a population of over 300,000 people located 150 km’s northeast of Puerto Vallarta.  Cost effective access to infrastructure is an important feature of Nuevo Milenio with easy access to power lines, water, a railway, highways, and an airport.

Regionally, Nuevo Milenio is located within an early Miocene caldera field located at the southern end of the Sierra Madre Occidental Volcanics.  The area is traversed by the Tepic Zacoalco rift zone, a boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The convergence of two historically active volcanic zones and proximity to large regional faults provide a geological setting which has the potential to host mineralization.

Expenditures incurred by the Company on Nuevo Milenio in the year ended March 31, 2012 (March 31, 2011 (amounts in parentheses) amounted to $2,721,792 ($1,614,295) and are made up of the following:

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012 assays and analysis - $142,656 ($8,827); drilling - $1,997,886 ($714,320); geological and geophysical - $284,690 ($241,170); site activities - $277,023 ($167,941); and travel and accommodation - $19,537 ($41,213).

Nuevo Milenio Project Setting

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones.  There is minimal base metal content.  The Project is hosted by a sequence of intermediate to felsic lithic tuffs, ash tuffs, ash flows and breccia’s - within a large collapsed caldera setting.  The collapsed caldera is set in an area of Micocene volcanics.  Younger rhyolite domes and basalt vents define volcanic centres along the Caldera rim. Three principal northwest trending zones have been identified on the property, Veta Tomas - Dos Hornos, Once Bocas North - Once Bocas South and Chacuaco - Cafetal.

An independent mineral resource estimate for the Nuevo Milenio project as at July 30, 2012 was prepared by Derek McBride P. Eng. which incorporates the results of the Company's 2011 drill program on the project (the "2012 Resource Estimate").

The 2012 Independent Mineral Resource Estimate replaces in entirety the 2008 Inferred Mineral Resource Estimate previously disclosed by the Company and the Company advises  that the 2008 Inferred Mineral Resource Estimate can no longer be relied upon.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Independent Mineral Resource Estimate Summary

The updated Independent Mineral Resource Estimate was prepared by Dr. McBride P.Eng, a qualified person independent of the company under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Nuevo Milenio Resource Summary
Zone	Tonnes measured	Tonnes indicated	Tonnes measured plus indicated	Tonnes inferred	Gold (g/t)	Silver (g/t)	AgEq (g/t)	Au (oz)	Ag (M oz)	AgEq (M oz)

Dos Hornos 1 50g	1,000,000				0.45	80.97	103.47	14,643	2.60	3.34
		278,000			0.33	71.98	88.63	2,980	0.64	0.79
			1,278,000		0.42	79.41	100.24	17,623	3.24	4.13
				133,000	0.21	59.50	73.53	920	0.27	0.32
Dos Hornos 2 50g	526,000				0.73	74.60	118.18	12,384	1.26	1.88
		255,000			0.58	63.30	92.49	4,792	0.52	0.76
			781,000		0.68	70.91	109.79	17,176	1.78	2.64
				122,000	0.52	51.49	77.22	2,027	0.20	0.30
Veta Thomas 50g	430,000				0.55	95.09	122.52	7,582	1.31	1.69
		340,000			0.56	81.62	109.55	6,104	0.89	1.20
			770,000		0.55	89.14	116.64	13,686	2.20	2.89
				245,000	0.65	88.37	120.67	5,087	0.70	0.95
Total measured	1,956,000				0.55	82.36	111.61	34,609	5.17	6.91
Total indicated		873,000			0.49	73.20	97.91	13,876	2.05	2.75
Total measured and indicated			2,829,000		0.53	79.79	107.34	48,435	7.22	9.66
Inferred				500,000	0.50	71.69	97.53	18,773	1.17	1.57
Inferred resources Dos Hornos 1 and 2 and Veta Thomas				500,000	0.50	71.69	97.53	18,773	1.17	1.57
Open-pit potential 20g
Once Bocas North				2,145,000	0.20	40.67	50.67	15,840	2.50	3.20
Once Bocas South				909,000	0.27	72.28	82.27	8,170	2.10	2.52
Total inferred				3,554,000	0.26	53.25	66.25	42,783	5.77	7.29

    Notes and Assumptions;
    A cut-off grade of 50 g/t silver was used for underground resources and 20 g/t for open pit resources.
    Metal prices assumed were US$30.00 per ounce for silver and US$1,500.00 per ounce for gold.
    Average true widths range from three metres to five metres.

The distance from a data point used to classify the resources is; 0 to 25 metres for Measured; 25-50 for Indicated; and 50 to 75 metres for Inferred mineral resource categories. Using a square pattern, the influence of each data point is as defined above, or less depending on the actual distance between data points. The mineralization is considered to be in vertical shoots so that true widths are equal to horizontal widths. All data was collated on a spreadsheet that automatically calculated the tonnages, grades, and metal content.

The Company intends to file an updated NI-43-101 technical report within 45 days of the date of July 30, 2012

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

The Sensitivity Analysis

A sensitivity analysis was conducted employing a cut-off grade of 160 grams per tonne silver was performed on Dos Hornos 1, Dos Hornos 2 and Veta Tomas (underground resources).  A  higher-grade zone averaging three metres to four metres true width, containing 803,000 tonnes of 4,490,000 ounces silver and 30,301 ounces gold or 5,960,000 ounces silver equivalent with an average silver grade of 170.54 g/t and 30,301 ounces gold with an average grade of 1.17g/t being identified.  The sensitivity analysis confirms the existence of higher-grade mineralization contained within the wider three metre to five metre veins.

Nuevo Milenio Resource Summary
Zone	Tonnes measured	Tonnes indicated	Tonnes measured plus indicated	Tonnes inferred	Gold (g/t)	Silver (g/t)	AgEq (g/t)	Au (oz)	Ag (M oz)	AgEq (M oz)

Dos Hornos 1	287,000				1.18	174.30	233.70	10,985	1.61	2.16
160g		56,000			0.91	170.46	216.10	1,636	0.31	0.39
			343,000		1.14	173.67	230.83	12,621	1.92	2.55
				700	0.30	156.87	171.90	71	0.04	0.04
Dos Hornos 2	167,000				1.50	165.87	240.93	8,045	0.89	1.29
160g		69,000			1.04	151.05	203.17	2,231	0.37	0.45
			236,000		1.36	154.87	229.88	10,366	1.26	1.74
				15,000	1.01	174.88	225.31	500	0.09	0.11
Veta Thomas	159,000				1.01	181.27	231.60	5,108	0.92	1.17
160g		65,000			1.05	184.72	237.26	2,206	0.39	0.50
			224,000		1.02	182.27	233.24	7,314	1.31	1.67
				49,000	1.04	180.21	232.24	1,626	0.28	0.36
Total Measured	613,000				1.22	126.79	235.12	24,138	3.42	4.62
Total Indicated		190,000			1.01	168.29	218.64	6,163	1.07	1.34
Total Measured and Indicated			803,000		1.17	170.54	231.22	30,301	4.49	5.96
Inferred				64,700	1.03	178.80	229.98	2,197	0.41	0.51

The 2011 drill program was based on a geological interpretation employing all historical exploration data up to 2008 including widely spaced drill holes. In-fill drilling and a portion of the step out drilling generated data which upon review did not support the original geological interpretation which formed the basis of the 2008 Inferred Mineral Resource Estimate. As a result the in-fill drilling did not consistently generate assays to support the previously estimated grades and as a result the average grade decreased. A review of the data indicates that Nuevo Milenio is a near surface epithermal system with mineralization occurring within 150 metres of surface.

The 2011 drill program:

Cream began a diamond drill program on February 6, 2011.  The 2011 drill program called for 10,000 metres of drilling with an option for a second 10,000 metres of drilling.  The first 10,000 metres of drilling was completed in mid-May. The Company exercised its option for the second 10,000 metres of drilling. The Company completed the drill program at Nuevo Milenio in late September 2011 ahead of schedule and on budget.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

The drill program had three goals;

1.	At Dos Hornos 1, Dos Hornos 2 and Veta Tomas conduct in-fill drilling to upgrade the reported Inferred Mineral Resource.

2.	At Once Bocas North, confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.	Step-out drilling to test possible extensions of Once Bocas North, conduct initial exploration drilling on Once Bocas South, Veta Olvidada and Cerro Chacuaco.

As of March 31, 2012, a total of 89 diamond drill holes for a total of 20,292 metres were completed.

Dos Hornos 1

Drill results for the Dos Hornos 1 structure demonstrated a semi-continuous structure along strike and down dip in sections 0 through 9. In addition, repetition of the structure through faulting (stacked sections) was observed in sections drilled off.  Drill holes cut several semi-blind or blind veins identifying what might be a transitional zone. This area is now referred to as the Northern Transitional Zone. Additional drilling is required to determine the nature and extent of this newly identified zone.  The veins cut returned lower grade silver-gold values. The identification of the Northern Transitional Zone structure identifies a future exploration target at Nuevo Milenio.

Dos Hornos 2

Drilling on Dos Hornos 2 demonstrated semi continuity of the structure with continuity being evident by section 19 as with Dos Hornos 1. In addition, repetition of the structure through faulting (stacked sections) was observed in sections drilled off.  Access difficulties due to challenging terrain impacted the results as additional data required to permit upgrading the inferred resources to indicated resources in sections of Dos Hornos 2 could not be obtained.  The 2003 and 2011 drill programs intersected unknown quartz vein structures.  The intersected quartz veins are blind veins or semi blind veins outlining what might be a transitional zone. This area is now referred to as the Southern Transitional Zone. The vein structures trend parallel to the Dos Hornos and Once Bocas structures. Additional drilling is required to determine the nature of this newly identified zone. The Southern Transitional Zone identifies a future exploration target at Nuevo Milenio.

Veta Tomas

Drilling on the Veta Tomas structure has demonstrated continuity of the structure along strike and down dip in several sections.  In addition, repetition of veins resulting from sub-parallel faults moving down dip segments up (stacked sections) was observed in sections drilled off. The challenging topography eliminated several important drill site locations which impacted the overall drill plan.  As in Dos Hornos 1 and Dos Hornos 2 sub-parallel fault planes cutting the mineralized structure returned low assay values from quartz breccia and gouge. Drill hole VT 07 – 11 was drilled at 180 degrees to the strike of Veta Tomas. The drill hole cut a zone 72 metres in width. It is a blind zone of silver and gold mineralization associated with quartz veins and quartz stock work overlain by rhyolite flows. Structural considerations suggest the structure may be a fault segment of Dos Hornos 2; however additional drilling is required to define the structure and confirm this initial interpretation. This forms a future exploration target.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Once Bocas North

Drilling on Once Bocas North was centered in the 1,000 metre strike length of the structure as mapped on surface.  Drilling has confirmed the semi- continuous extension of the quartz veins and quartz stock work to the northwest.  At approximately 300 metres to the northwest, a structure containing quartz veins was intersected.  The structure is not directly on strike with Once Bocas North.  At this time it is not known if this structure is a northwest extension of Once Bocas North or a new structure. Once Bocas North remains open along strike to the northwest.

Once Bocas South

Once Bocas South was previously identified by surface mapping with an indicated width of 30 metres and an indicated strike length of 600 metres.  Drilling in four sections consisting of six drill holes defined a strike length of 230 metres and a width of 100 metres. The zone consists of two distinct segments of quartz veins and/or quartz stock work.  The upper segment is comprised of quartz veining while the lower segment consists mainly of quartz stock work of variable intensity.  Follow up drilling is required to define the geological setting of the structure and to confirm the surface mapping defined strike length of Once Bocas South at 600 metres.  Initial indications point to the possibility of Once Bocas South representing open pit potential however additional drilling is required to confirm this. Once Bocas South is open along strike to the southeast.

Veta Olvidada

Veta Olvidada is a quartz breccia zone demonstrating oxidation and leaching which was identified in 2008. The 2011 drill program defined a strike length of 400 metres. Veta Olvidada exhibits intense weathering and oxidation in the northwest.  An increase in the silver-gold grade is indicated with the transition to the south east from quartz breccia veins to a quartz vein quartz stock work zone. Veta Olvidada along with the other known structures within Cafetal are open to the northwest and southeast. Veta Olvidada may represent an open pit target however additional drilling is required to confirm this.

Cerro Chacuaco

Cerro Chacuaco is characterized by intense silification in the upper part of the hill changing to less silicified and altered lithic rhyolite tuff. These veins are hosted by lithic rhyolite tuff. The upper elevations of the hill show strong silica flooding. Along the western portion of Cerro Chacuaco and within Arroyo Chacuaco channel samples and rock geochemistry of silicified tuffs trending under basalt cover indicated a large area of highly anomalous silver-gold values. This area has approximate dimensions of 200 metres by 600 metres and is an exploration target.

Cream Minerals Limited Commentary

Dr. McBride, P.Eng, is convinced of the exploration potential at Nuevo Milenio. Dr. McBride, P.Eng, has noted that "Nuevo Milenio is a property of merit."  The 2012 updated independent mineral resource estimate has identified 2,829,000 tonnes containing 9,660,000 ounces silver equivalent which are in the measured and indicated categories and 3,554,000 tonnes containing 7,290,000 ounces silver equivalent in the inferred category. The property contains a minimum of seven mineralized zones; previous drilling has provided resources on four zones and indicated significant targets on all zones. The 2011 drill program identified a resource on Once Bocas South, which had not previously been drilled. All the mineralized zones with significant data suggest that the best mineralization occurs within 100 metres of surface and forms hills.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

The 2011 drill program was based on a geological interpretation employing all historical exploration data up to 2008, including widely spaced drill holes. Infill drilling and a portion of the step-out drilling generated data which, upon review, did not support the original geological interpretation which formed the basis of the 2008 inferred mineral resource estimate. As a result, the infill drilling did not consistently generate assays to support the previously estimated grades and, as a result, the average grade decreased. A review of the data indicates that Dos Hornos-Veta Tomas is a near-surface epithermal system with mineralization occurring within 150 metres of surface.

Based on the results of the 2011 exploration program and reviewed by Dr. McBride, P.Eng, the following targets have been identified as warranting further exploration;

1)	Once Bocas North and Once Bocas South are potential open pit targets that can be expanded both at depth and on strike.

2)
The transition zones identified on Dos Hornos 1 and Dos Hornos 2, in particular the Southern Transition zone are potential  exploration targets based on intercepts of blind and semi-blind veins which returned assays in excess of 300 g/t silver and 700 g/t silver both over one metre. These veins appear to lie parallel to the Dos Hornos -Veta Tomas zone possibly forming a parallel zone.

3)
A structure identified through surface exploration work containing colonial trenches and colonial shafts extends 500 metres to the south east and is on strike with Veta Tomas. Preliminary exploration work suggests this structure may be an extension of Veta Tomas. This would open a potential exploration zone if the structure is a faulted segment of Veta Tomas.

4)
Chacuaco and Cafetal while earlier stage exploration targets warrant drill testing based on exploration work which includes sampling of trenches and Spanish workings and limited drilling having identified several high priority drill targets.

5)
Drilling to the east of Veta Tomas intersected a blind structure which based on preliminary examination may be a fault block of Dos Hornos 2. If this initial interpretation is correct a potential exploration zone may be opened.

6)
Earlier stage but important exploration targets include the silica cap to the west of Once Bocas North, the northern extension of Once Bocas North which has a surface mapped strike length of approximately 1,000 metres and the Cafetal East zone. Each has the potential to be potential future exploration targets.

Qualified Person

Dr. Derek McBride, P.Eng, prepared the 2012 mineral resource estimate for Nuevo Milenio and has supervised the preparation of information of a scientific or technical nature contained in this MD&A.

Ferdinand Holcapek, P.Eng, director of Cream and director general of Cream Minerals de Mexico, is the company's qualified person responsible for the company's quality control and quality assurance program, and has verified technical data underlying the opinions and information in this news release. Details of the company's quality assurance and quality control program are contained in news release dated Feb. 27, 2012.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Canadian Properties

Cream’s Canadian property portfolio is comprised of four properties two in BC, two in Manitoba and a joint interest in a fifth property in Manitoba.  All of the properties are at an early exploration stage.  All of the properties are inactive as the Company has committed its exploration working capital to the development of the Nuevo Milenio property.

1.22      Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry Property, a gold target, from W.S. Ferreira Ltd.  The property is located approximately 30 km north east of Flin Flon, Manitoba.

The option agreement provides for a cash payment of $100,000 ($40,000 paid) and issuance of 400,000 shares (160,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second (paid) to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.  During the year ended March 31, 2012, the $20,000 cash payment was made and 80,000 shares were issued. One payment of $20,000 and the issuance of 80,000 shares remains at which time Cream will have title to the Blueberry property.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver, all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Blueberry Lake project is contained within Manitoba's prolific Flin Flon-Snow Lake Volcanogenic Massive Sulphide Belt.  The Blueberry Lake property resides close to the eastern edge of the Manitoba portion of the Flin Flon volcanic belt within a segment of volcanic rocks that stretches from the Manitoba-Saskatchewan border to the Athapapuskow Lake and northeast to Naosap Lake.  It is this section of the greenstone belt that contains many of the massive sulphide deposits discovered to date within the Flin Flon-Snow Lake Belt, including the Flin Flon and Trout Lake deposits of Bud Bay Minerals Inc.

Additional claims, the Berry 1 to Berry 4 claims were acquired by staking to encompass the possible extension of the large, approximately 250 metre by 400 metre, gold bearing outcrop and shear zones on the Berry 1 claim, as well as to cover historically reported gold and copper showings on the new claims.

The Company conducted a line cutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry Property.  A strong chargeability response - the IP response parameter - was obtained over the 250 metre by 400 metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of approximately 900 metres length that strikes southwesterly paralleling several splays of the Mikanagan fault zone.  Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.  The data was compiled and assessed in conjunction with historical exploration work done in the immediate area.   No significant exploration work is planned for fiscal 2013.

Mr. Peter Walcott, P.Eng. supervises the IP programs on the Blueberry Project.  He is responsible for the technical reporting and is the Company’s “Qualified Person” with respect to this property for the purpose of National Instrument NI 43-101.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

1.23      Wine Nickel-Copper Property, Manitoba

The 100% owned Wine Claim is located approximately 60 kilometres south of Flin Flon, Manitoba.  The Wine claim is a high grade nickel-copper target.  Exploration work conducted in 2007 by Cream returned good values for nickel, copper and other metals.  The property is subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  No significant exploration work is planned for fiscal 2013.

Mr. A. J. Spooner, P.Eng, of A.J. Spooner Exploration Services, Inc. of Flin Flon, Manitoba, is the Qualified Person with respect to this property for the purpose of National Instrument 43-101.

1.24     Stephens Lake and Stephens Trout Properties, Manitoba

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property has been written down to nil as there are no future plans to continue with exploration.

1.25     Goldsmith and Lucky Jack Properties, British Columbia

The Company holds a 100% interest in the Goldsmith Property comprised of the Goldsmith and Lucky Jack Properties located near Kaslo, British Columbia.  The property has been written down to $Nil as there are no future plans to continue with exploration.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

1.26     Kaslo Silver Property, British Columbia

The 100% owned Kaslo Silver Property (“Kaslo”), a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

1.3       RESULTS OF OPERATIONS

Selected Financial Information

Selected financial information for the Company for its three most recently completed financial years as at and for the years ending March 31, is as follows:

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

	Year ended March 31, 2012		Year Ended March 31, 2011		Year Ended March 31, 2010
Net Sales	$	Nil	$	Nil	$	Nil
Net Loss		$4,883,290		$4,605,246		$1,263,141
Basic and diluted net loss per share		$0.03		$0.06		$0.02
Total Assets		$1,415,084		$5,632,618		$986,839
Total Long-term liabilities	$	Nil	$	Nil	$	Nil
Cash dividends per common share		N/A		N/A		N/A

Year ended March 31, 2012 compared to Year ended March 31, 2011

During the year ended March 31, 2012, Cream incurred a loss of $4,883,290 a loss per common share of $0.03, compared to a loss of $4,605,246, a loss of $0.06 per common share for the year ended March 31, 2011.

Total expenses other than exploration costs and write-down of exploration and evaluation assets totaled $1,717,681 for fiscal 2012, compared to $2,907,436 for fiscal 2011.  Significant differences between the levels of expenditures in the two fiscal years, include the following: takeover defence costs decreased from $524,212 to $Nil; professional fees increased from $109,125 to $201,975; shareholder communications increased from $297,859 to $496,437; share-based payments decreased from $1,339,990 to $480,229; and general and administrative expenses decreased from $177,951 to $(8,828).

The take-over defence costs of $524,212 that were incurred in fiscal 2011 (nil in fiscal 2012) were for legal and other fees relating to the Company’s responses to the unsolicited takeover-bid by Endeavour Silver Corp. (“Endeavour”).  The Independent Committee engaged Capital West Partners as its financial advisor and Bull Housser & Tupper LLP as its legal counsel in order to fulfill its mandate to evaluate the Endeavour unsolicited take-over bid, pursue other strategic alternatives to enhance value for shareholders, and provide recommendations to the board of directors as well as assisting the board of directors in complying with the requirements under securities legislation to respond to these offers.

The increase in professional fees, which include directors, legal, accounting and audit fees, is due to certain fees incurred in fiscal 2012 that were not incurred in fiscal 2011.  These fees related to services provided for the review of Form 20-F and the two annual general meetings that occurred in fiscal 2012, as well as annual directors fees that are paid quarterly in fiscal 2012.  The increase in audit fees was due to increased transaction volume and a Q1 2012 review engagement completed by the auditors for the IFRS conversion.

Shareholder communications includes the services of an investor relations employee and consultants, website design and maintenance, printing, conference fees, annual general meeting materials, and related shareholder awareness costs.  The increase is due to the increase in salary and services related to investor relations, and the increase in shareholder awareness costs, filing services and news releases disseminated.

The above increases in expenditures were partially offset by the net credit balance of $(8,828) in respect of general and administrative costs.  Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and other two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.  During fiscal 2012, the Company renegotiated fees relating to prior periods with Quorum and received a credit in the amount of $218,000.  Of this credit, $170,000 was allocated to the deposits to related parties account, and the remaining credit was used to offset fiscal 2012 invoices.

The increases in expenditures were also partially offset by the decrease in share-based payments.  During fiscal 2012, 2,300,000 stock options were granted, compared to 6,375,000 in fiscal 2011.

Overall, the effect on the Company’s results of operations from the changeover to IFRS from CGAAP was not material.  There was no change to loss per share from the changeover as previously reported.

A reconciliation of the restated amounts can be found in Note 17 of the notes to the annual consolidated financial statements as at and for the year ended March 31, 2012.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Cash used in operations for the year ended March 31, 2012 was $4,634,272 (March 31, 2011 - $3,548,706), provided by investing activities was $4,115,308 (March 31, 2011 – used $4,420,182) and provided by financing activities was $363,356 (March 31, 2011 – $8,188,891).  Exploration costs of $2,763,119 were incurred in the year ended March 31, 2012, compared to $1,702,150 in the year ended March 31, 2011, contributing to the loss in each year.  The majority of the exploration expenditures in fiscal 2012 and fiscal 2011 were related to the Nuevo Milenio, Mexico project.  The Company wrote-down its exploration and evaluation assets by $440,812 in the fiscal 2012, which related to its Goldsmith, Stephens, and Wine properties in Canada.

Three Months Ended March 31, 2012 compared to Three Months Ended March 31, 2011

For the quarter ended March 31, 2012, Cream incurred a loss of $478,996, a loss per common share of $0.00, compared to a loss of $3,023,407, a loss of $0.04 per common share for the quarter ended March 31, 2011.

Exploration costs of $138,547 were incurred in Q4 2012, compared to $1,316,223 in Q4 2011, contributing to the loss in each period.  The majority of the exploration expenditures in Q4 2012 and Q4 2011 were related to the Nuevo Milenio, Mexico project.

Total expenses other than exploration costs and write-down of exploration and evaluation assets totaled $232,466 in Q4 2012, compared to $1,711,920 in Q4 2012.  Significant differences between the levels of expenditures in Q4 2011 and Q4 2012 respectively, include the following: share-based payments decreased from $1,339,990 to $Nil.

During the three months ended March 31, 2012, the decrease in share-based payments was due to the Company not issuing any stock options as compared to the prior year.

Overall, the effect on the Company’s results of operations from the changeover to IFRS from CGAAP was not material.  There was no change to loss per share from the changeover as previously reported.  The results for the three months ended March 31, 2011 have been restated to reflect the adoption of IFRS.  A reconciliation of the restated amounts can be found in Note 17 of the notes to the consolidated financial statements as at and for the year ended March 31, 2012.

Cash used in operations for the quarter ended March 31, 2012 was $685,945 (March 31, 2011 - $1,737,207), provided by investing activities was $456,901 (March 31, 2011 – used $4,385,024) and provided by financing activities was $307,903 (March 31, 2011 – $1,021,828).  Exploration costs of $138,547 were incurred in the quarter ended March 31, 2012, compared to $1,316,223 in the quarter ended March 31, 2011, contributing to the loss in each quarter.

1.4           SUMMARY OF QUARTERLY RESULTS

The Company’s selected quarterly results for the eight most recently completed interim financial periods are below.  The effect of the changeover from IFRS to CGAAP has not materially affected the stated quarters.  The tables below provide the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis and administration costs and other income or expenses for the eight quarters in the previous two years:

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

	Kaslo Silver Property, British Columbia	Goldsmith and other Properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico	Totals
Fiscal 2011
First Quarter	$102	$1,858	$--	$93,933	$95,893
Second Quarter	--	1,565	6,921	101,026	109,512
Third Quarter	478	76,018	335	103,691	180,522
Fourth Quarter	--	578	--	1,315,645	1,316,223
Fiscal 2012
First Quarter	--	--	--	1,278,029	1,278,029
Second Quarter	--	--	--	1,145,302	1,145,302
Third Quarter	29,827	--	--	171,414	201,241
Fourth Quarter	9,200	--	2,300	127,047	138,547

Quarterly information for the eight quarters to March 31, 2012, is summarized as follows:

Statement of Operations Data	Three months ended June 30, 2011	Three months ended September 30, 2011	Three months ended December 31, 2011	Three months ended March 31, 2012
Investment and other income	$(11,715)	$(5,947)	$(2,346)	$(20,910)
General and administrative expenses and other expenses	128,839	373,999	364,236	372,974
Share-based payments	335,475	64,778	34,660	45,316
Write-down of exploration and evaluation assets	261,974	178,838	--	--
Exploration costs	1,278,029	1,145,302	201,241	138,547
Net loss and comprehensive loss	1,992,602	1,756,970	597,791	535,927
Net loss per common share	0.01	0.01	0.01	0.00

Statement of Operations Data	Three months ended June 30, 2010	Three months ended September 30, 2010	Three months ended December 31, 2010	Three months ended March 31, 2011
Investment and other income	$(100)	$(1,841)	$(1,552)	$(13,653)
General and administrative expenses and other expenses	172,830	256,404	766,335	370,325
Share-based payments	--	--	--	1,339,990
Write-down of exploration and evaluation assets	--	--	--	12,806
Exploration costs	95,893	109,512	180,522	1,316,223
Net loss and comprehensive loss	268,623	364,075	945,305	3,027,243
Net loss per common share	0.00	0.00	0.01	0.04

1.5           LIQUIDITY AND CAPITAL RESOURCES

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to accredited investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

At March 31, 2012, Cream had a working capital surplus of $308,778 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital surplus of $4,433,482 at March 31, 2011, and a deficit of $38,765,013 at March 31, 2012, and at March 31, 2011 of $33,881,723.

Current assets decreased to $555,609 at March 31, 2012, a decrease from $4,879,742 at March 31, 2011, which is mainly due to the exploration costs incurred at Nuevo Milenio which amounted to $2,721,792 for the year ended March 31, 2012.

Accounts payable and accrued liabilities decreased to $246,831 at March 31, 2012, compared to $446,260 at March 31, 2011, as no accrual was required for drilling costs at March 31, 2012.  The Company’s working capital at March 31, 2012 is sufficient to pay all liabilities.  As at March 31, 2012, the Company has no debt and its credit and interest rate risks are minimal.

During the year ended March 31, 2012, the Company issued 3,178,571 common shares for gross proceeds of $384,956; 2,998,571 warrants were exercised for proceeds of $351,356; 100,000 stock options were exercised for proceeds of $12,000.

Cream had 5,758,500 warrants outstanding at an exercise price of $0.15 per share that expired on April 13, 2012.  Of these warrants, subsequent to year end, 2,697,666 were exercised for proceeds of $404,650.  The Company’s working capital surplus as at July 27, 2012 is anticipated to be adequate for it to continue operations until December 2012.  Cream has 40,900,000 warrants outstanding at an exercise price of $0.24 and 3,750,000 warrants outstanding at an exercise price of $0.16 that expire on December 21, 2012.

Cream has relied upon equity financings to meet its capital requirements and will continue to do so for the foreseeable future.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal interest income from term investments, and there can be no assurances that sufficient funding will be available to explore its mineral properties and to cover general and administrative costs.  To meet its long-term business plans, the ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration and development success.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing to continue development and exploration.

1.6    OFF STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

There are no off statement of financial position arrangements.

1.7   TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the twelve months ended March 31, 2012 and 2011:

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

	Years ended March 31,
	2012	2011
Cream Minerals Limited
Salaries and benefits	$295,412	$311,942
Directors fees (1)	58,500	32,500
Share-based payments	254,949	528,988
Cream Minerals de Mexico, S.A. de C.V.
Salaries and benefits (2)	120,000	141,838
Share-based payments	--	235,106

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

Other related party transactions for the twelve months ended March 31, 2012 and 2011 and related party balances as at March 31, 2012 and March 31, 2011 were as follows:

	Twelve months ended March 31,
	2012	2011
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$565,319	$529,434
Consulting and director fees (b)	22,500	30,000
Finance costs (c)	--	19,545

Balances at:	March 31, 2012	March 31, 2011

Quorum Deposits (a)	$189,963	$64,000
Payables:
Quorum (a)	59,008	40,075
Directors (d)	29,882	153,951

(a)
Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each by the Company and two other public companies, ValGold and Emgold.  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.  The Company uses the equity method to account for its interest in Quorum.

During Q1 2012, the Company advanced $137,000 to Quorum.  The Company also re-negotiated Quorum’s fees and received a credit of $220,000 resulting in a net credit balance of $357,000 as at June 30, 2011.  The net credit was recorded as: (1) $170,000 to “deposits, related party” for three months of estimated working capital in accordance with the terms of the Company’s agreement with Quorum (“the Agreement”); and (2) $187,000 to amounts receivable and prepaid expenses which was used to offset invoiced costs in fiscal 2012.

Subsequent to year end, the three public companies have decided to dissolve Quorum and have agreed to share in the costs of dissolution.

(b)
Included in consulting and director fees are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

(c)
Mr. Frank A. Lang, a former director and Chairman of the Company, previously advanced money to the Company, with no specified terms of repayment.  All debt owing to Mr. Lang and Lang Mining Corporation, a private Company controlled by Mr. Lang, was repaid during the year ended March 31, 2011.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

(d)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

1.8           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of expenses during the reported period.  Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•
The Company’s estimate of recoverable value of its exploration and evaluation assets (“E&E assets”) is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, and the ability of the Company and its subsidiary to obtain the necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.  As at March 31, 2012, the Company determined that impairment indicators existed in its E&E assets, and as a result, wrote down $440,812 of its E&E assets.

•
The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has limitations.  The Company uses the Black-Scholes model to estimate a value for these options.

•
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws.  The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which acceptance of the tax return occurs subsequent to the issuance of the financial statements.

1.9           CHANGES IN ACCOUNTING POLICIES

During the year ended March 31, 2012, the Company adopted the following new accounting policies:

Transition to IFRS

For all periods up to and including the year ended March 31, 2011, the Company prepared its financial statements in accordance with CGAAP.  The consolidated financial statements as at and for the year ended March 31, 2012 are the first audited consolidated financial statements which the Company has prepared in accordance with IFRS.  In preparing the consolidated financial statements as at and for the year ended March 31, 2012, the opening consolidated statement of financial position was prepared as at April 1, 2011, the Company’s Transition Date.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Reconciliations:

The Company has disclosed the following CGAAP to IFRS reconciliations in Note 17 of the consolidated financial statements as at and for the year ended March 31, 2012 (please refer to the Note for details):

The reconciliations between the previously reported financial results under CGAAP and the current reported financial results under IFRS are provided as follows:

(i)	reconciliation of the consolidated statement of financial position and equity as at April 1, 2010;

(ii)	reconciliation of the consolidated statement of financial position and equity as at March 31, 2011; and

(iii)	reconciliation of the consolidated statements of operations and comprehensive loss for the year ended March 31, 2011.

No reconciliation is required for the consolidated statement of cash flows as there are no significant differences.

Impact of Adopting IFRS on the Company’s accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective April 1, 2011, the Company’s first annual IFRS reporting date.  The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity and expenses within the financial statements.

The following summarizes the significant changes to the Company’s accounting policies on the adoption of IFRS.  The IASB has a number of ongoing projects, the outcome of which may have an effect on the changes made to the Company’s accounting policies on the adoption of IFRS.  At the present time however, the Company is not aware of any significant expected changes to its adoption of IFRS that would affect the summary provided below.

(i)	Exploration and evaluation assets

IFRS allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions.  On transition to IFRS, the Company retained its current accounting policy.  There is no significant change to the related line items within its financial statements.

(ii)	Impairment of non-financial assets

IFRS, like CGAAP, requires an assessment at each reporting date as to whether there are indicators of impairment of both property plant and equipment and exploration and evaluation assets.  The factors considered under IFRS are quite similar to CGAAP, but there are some differences.

IFRS requires a write-down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value.  Value in use is determined using discounted estimated future cash flows.  CGAAP requires a write-down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.  IFRS also requests the reversal of impairment losses to assets other than goodwill if certain criteria are met.  CGAAP does not permit the reversal of impairment.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

The Company’s accounting policies related to impairment have been changed to reflect these differences.  However, this has had no impact to the carrying value of the Company’s assets.

(iii)	Share-based payments

The Company accounts for stock options issued to employees at the fair value determined on the grant date using the Black-Scholes option pricing model.  The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured.  These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserves account are transferred to share capital.

Although CGAAP allowed the Company to use the straight-line method of calculating vested options, the Company adopted the graded method in fiscal 2011 and therefore there was no impact to the financial statements.

(iv)	Flow-through shares

CGAAP has specific guidance for the treatment of flow-through shares, which are an equity instrument unique to Canada, and therefore there is no specific equivalent guidance under IFRS.  Under the IFRS framework, the Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and then included in income at the time the qualifying expenditures are made.

As a result of this change in policy, for issuances of flow-through shares for which expenditures have been incurred, share capital and deficit were increased by $83,608 at the date of transition, three months ended March 31, 2012 and the year ended March 31, 2011.  Where flow-through shares were issued at a premium and expenditures were incurred, $56,515 was reclassified from share capital to deficit on the date of transition, three and twelve months ended March 31, 2011 and the year ended March 31, 2012.

(v)	Decommissioning liabilities

Management has determined that there were no decommissioning liabilities at the transition date and the comparative periods under IFRS.  Therefore, there was no impact to the financial statements.

(vi)	Financial instruments

On transition to IFRS, the Company elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss as it was determined that they would be sold in the short term.  As a result of this change, in accordance with IAS 39, changes in the fair value of marketable

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012 securities are recorded through the statement of operations.  These changes were previously recognized directly in other comprehensive income.

As a result of this re-designation, unrealized gain on investments of $3,571 for the year ended March 31, 2012, were reclassified to unrealized losses on marketable securities on the statements of operations and comprehensive loss and the accumulated other comprehensive loss of $23,522 (March 31, 2011 - $23,522) was reclassified to deficit on the date of transition.

(vii)	Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost valuation under CGAAP.  The Company chose to continue to apply the cost model and has not restated equipment under IFRS.  Therefore there was no impact to the financial statements.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

New standards not yet adopted

Certain new standards, interpretations and amendments to existing  standards  have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2013 or later.  Updates that are not applicable or immaterial to the Company have been excluded.

1.10           INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the year ended March 31, 2012 and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.11           FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial risk

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.  Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet dates under its financial instruments is summarized as follows:

	March 31, 2012	March 31, 2011
Amounts receivable
Currently due (within 90 days)	$35,597	$50,816
Deposits, related party	189,963	64,000
	$225,560	$114,816
Cash	292,501	448,109
Short-term investments	175,429	4,336,906
	$693,490	$4,899,831

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended March 31, 2012, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at March 31, 2012, is the carrying value of its financial assets.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its exploration and evaluation assets.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

Management intends to maintain its focus on liquidity risk as there are no assurances that sufficient funds from financings will be available in the future.

The Company’s financial assets are comprised of its cash, short-term investments and accounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2012 and March 31, 2011 are summarized as follows:

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

	March 31, 2012	March 31, 2011
Cash	$292,501	$448,109
Short-term investments	175,429	4,336,906
Marketable securities	--	8,183
Amounts receivable Within 90 days or less	35,597	50,816
Deposits from related party In later than 90 days, not less than one year	189,963	64,000
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	157,941	252,234
Due to related parties with contractual maturities Within 90 days or less	88,890	194,026

c)	Market risk

Interest rate risk

The Company has no significant exposure at March 31, 2012 to interest rate risk through its financial instruments.

d)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2012	March 31, 2011
U.S. Dollars
Cash	$146,487	$241,461
Accounts payable and accrued liabilities	(14,137)	(182,425)
Mexican Pesos
Cash	8,316	36,742
Value-added taxes recoverable	497,865	134,228
Accounts payable and accrued liabilities	(10,881)	(5,038)

Based on the above net exposures at March 31, 2012, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $13,325 (March 31, 2011 - $5,904) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $49,529 (March 31, 2011 - $16,593) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012 in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2012, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company defines capital that it manages as shareholders’ equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in Cream’s approach to capital management during the year ended March 31, 2012.  Neither Cream nor its subsidiary is subject to externally imposed capital requirements.

1.12      RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks.  Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Property risk

The Company’s significant mineral property is Nuevo Milenio.  Unless the Company acquires or develops additional significant projects, it will be solely dependent upon the potential further development of this project.  The recent reduction in the estimated mineral resources for this project exemplifies the risks associated with exploration projects.  None of the Company's current projects have reserves or demonstrated economic viability and there is no assurance that an economic or minable deposit will be found.  If the Company acquires additional mineral properties, any material adverse development affecting the new mineral properties could also have a material adverse effect on the financial condition and results of operations.

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, because it is in the business of mineral exploration and at present does not derive any income from its mineral assets.  There is no guarantee that future sources of funding will be available to the Company.  If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are ultimately brought to production.  Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration  and  exploitation  activities.  The Company has relied on and will continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling.  There can be no assurance that the funds required will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate drastically, and is beyond the Company’s control.  The Company is specifically concerned with the prices of precious and base metals.  While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to explore, develop and mine that property, perhaps without compensation for its prior expenditures relating to the property.

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates. The Company is only active in Mexico.

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected or unusual geological operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs.  Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.  Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation.  Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders.  The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

1.13           ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The required disclosure on capitalized or expensed exploration and development costs are presented in the schedule exploration costs attached to the annual consolidated financial statements (Note 16) for the year ended March 31, 2012.  The required disclosure on general and administrative expenses is presented in the schedule expenses by nature in Note 10 of the financial statements.

There were no research and development costs, deferred development costs or other material costs, whether capitalized, deferred or expensed, that were not referred to above.

Cream Minerals Ltd. Management’s Discussion & Analysis Year ended March 31, 2012

1.14           OUTSTANDING SHARE DATA

The following details the share capital structure as of August 3, 2012, the date of this MD&A:

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

155,340,582 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

150,000	0.50	December 11, 2012
1,560,000	0.12	February 12, 2013
5,975,000	0.38	March 4, 2016
600,000	0.22	June 1, 2016
500,000	0.23	June 3, 2016
1,200,000	0.16	June 23, 2016
9,985,000

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates

40,900,000	$0.24	December 21, 2012
3,750,000	$0.16	December 21, 2012
44,650,000

Approval

The Board of Directors of Cream has approved the disclosure contained in the interim MD&A.  A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.